COVER LETTER

TO: Amendment Section
　　　Division of Corporations

NAME OF CORPORATION:　　TOMI ENVIRONMENTAL SOLUTIONS, INC.

DOCUMENT NUMBER:　　　　　　　　636434

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

HALDEN SHANE
_____
Name of Contact Person

TOMI ENVIRONMENTAL SOLUTIONS, INC.
_____
Firm/ Company

9454 WILSHIRE BLVD. PENTHOUSE
_____
Address

BEVERLY HILLS, CA 90212
_____
City/ State and Zip Code

SUEL865@GMAIL.COM
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

HAROLD W. PAUL　　　　　　　　at (　505　)　　　983-2794
_____
Name of Contact Person　　　　　　　　Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☑ $35 Filing Fee　　　　☐ $43.75 Filing Fee &　　　☐ $43.75 Filing Fee &　　　☐ $52.50 Filing Fee
　　　　　　　　　　　　　Certificate of Status　　　　Certified Copy　　　　　　Certificate of Status
　　　　　　　　　　　　　　　　　　　　　　　　　(Additional copy is enclosed)　Certified Copy
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Additional Copy is enclosed)

Mailing Address　　　　　　　　**Street Address**
Amendment Section　　　　　　　　Amendment Section
Division of Corporations　　　　　　Division of Corporations
P.O. Box 6327　　　　　　　　　　Clifton Building
Tallahassee, FL 32314　　　　　　　2661 Executive Center Circle
　　　　　　　　　　　　　　　　Tallahassee, FL 32301

Articles of Amendment
to
Articles of Incorporation
of

TOMI ENVIRONMENTAL SOLUTIONS, INC.

(**Name of Corporation as currently filed with the Florida Dept. of State**)

636434

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent:

New Registered Office Address: _____
                                  (Florida street address)

_____, Florida_____
(City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent.   I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(*Attach additional sheets, if necessary*)

Title	**Name**	**Address**	**Type of Action**
COO	Richard L. Johnson	9454 Wilshire Blvd. Penthouse Beverly Hills, CA 90212	☐ Add ☑ Remove
D	Willie L. Brown Jr.	9454 Wilshire Blvd. Penthouse Beverly Hills, CA 90212	☐ Add ☑ Remove
			☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
   (a*ttach additional sheets, if necessary).   (Be specific)*

ARTICLE IV, SHARES is amended to increase the authorized common shares from

75,000,000 shares to 200,000,000 shares. The par value is not changed.

The first paragraph of Article IV will be as follows:

"The company is authorized to issue 200,000,000 common shares. The

par value of the common shares remains $.01 par value per share."

Paragraphs 2 and 3 are not changed.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
   (*if not applicable, indicate N/A*)

The date of each amendment(s) adoption: September 15, 2011

(date of adoption is required)

Effective date if applicable: _____

(no more than 90 days after amendment file date)

Adoption of Amendment(s) (**CHECK ONE**)

☑ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated September 19, 2011

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Halden Shane

(Typed or printed name of person signing)

CEO, Chairman of the Board

(Title of person signing)